SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 21, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

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Yes: ☐      No:  ☒

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Exforge® helps vast majority of patients effectively control their blood pressure after failing on other medicines, according to new clinical data

•                  Nine out of 10 non-diabetic patients treated with Exforge achieved recommended blood pressure goals(1)

•                  Additional average decrease of 20 mmHg in systolic blood pressure observed in patients taking Exforge over reductions seen with previous monotherapy(1)

•                  Nearly 70% of those with high blood pressure not at treatment target levels(2) and most require two or more medications to achieve goal(2)

Basel, May 21, 2007 – Exforge®, a single-tablet combination of two of the world’s most commonly prescribed high blood pressure medicines(3),(4), has been shown in new clinical data to have helped nine out of 10 non-diabetic patients to reach their treatment goals after having previously failed to do so with single medicines(1).

The results showed patients taking Exforge experienced on average an additional 20 mmHg drop in systolic blood pressure compared to reductions seen with their previous medication(1). The data from this trial involving 894 patients were presented today at the Annual Scientific Meeting of the American Society of Hypertension (ASH) in Chicago.

The efficacy of Exforge, which combines the angiotensin receptor blocker (ARB) valsartan (Diovan®) and the calcium channel blocker (CCB) amlodipine in one tablet, was again demonstrated in this trial, even in patients considered to be more difficult to treat such as the elderly or those with type 2 diabetes(1). Exforge was well-tolerated at the doses used in this trial(1).

The study – designed to assess the use of Exforge in a real-life treatment environment – showed that patients who had failed to reach the recommended blood pressure goal of 140/90 mmHg (systolic/diastolic pressure) on a range of single therapies could be effectively treated to this goal with Exforge, regardless of previous treatment.

In patients with type 2 diabetes in the same study, Exforge helped an impressive five out of 10 achieve a more aggressive treatment goal of reducing blood pressure to 130/80 mmHg.

“Most patients will require two or more medications to achieve optimal sustained blood pressure control,” said Dr. Joseph Izzo, the lead investigator from the Department of Medicine at the State University of New York in Buffalo. “These data show that using Exforge in a real-life setting can get patients who were previously uncontrolled to a healthy blood pressure goal.”

Following Swiss and European Union approval in early 2007, Exforge is currently available in Germany, Switzerland and the UK and is planned to be launched in the rest of the EU in 2007/2008. The US Food and Drug Administration (FDA) granted tentative approval for Exforge in December 2006, and this medicine is expected to become available in the US later in 2007 following the expiration of market exclusivity for Norvasc®† (amlodipine).

“Exforge is a very exciting addition to our cardiovascular portfolio,” said Dr. James Shannon, Global Head of Development at Novartis Pharma AG. “The fact that nearly 70% of people with high blood pressure still do not have this potentially fatal condition under control demonstrates the need for powerful and more effective therapies.”

High blood pressure and its consequences is the world’s No. 1 cause of death(5). This condition, also called hypertension, is when the blood in the body moves through the blood vessels at a higher pressure than normal and causes damage to the arteries, kidneys, brain and other vital organs that can ultimately lead to heart failure(6). At present, high blood pressure is estimated to affect about one in four of all adults in the US, while approximately one billion people worldwide suffer from the condition. The number of people with high blood pressure is expected to reach nearly 1.6 billion by 2025(7).

Study details

This trial was a randomized, double-blind, multicenter study that compared the efficacy and safety of two doses of Exforge in patients with high blood pressure who had not reached goals with a single medicine. A total of 894 patients, of whom 145 (16%) had type 2 diabetes, were randomized to either Exforge (valsartan/amlodipine) 160/5 mg (n=443) or Exforge 160/10 mg (n=451). The majority of patients had previously taken either a calcium channel blocker (CCB), angiotensin receptor blocker (ARB), angiotensin-converting enzyme inhibitor (ACE), beta blocker or diuretic. The primary endpoint measured the proportion of patients after eight and 16 weeks who reached the recommended treatment goals of blood pressure of <140/90 mmHg or a more aggressive goal of <130/80 mmHg.

† Norvasc is a registered trademark of Pfizer Inc.

Disclaimer

The foregoing release contains forward-looking statements which can be identified by the use of terminology such as, “can”, “planned”, “expected”, or similar expressions, or by express or implied discussions regarding potential future revenue from Exforge. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Exforge will reach any particular sales levels. In particular, management’s expectations regarding Exforge could be affected by, among other things, our ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; increased government, industry, and general public pricing pressures; unexpected clinical trial results, including additional analysis of clinical data, or new clinical data; unexpected regulatory actions or delays or government regulation generally; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

References

(1)          Izzo, J et al. A randomized double-blind, multi-center study to evulate the efficacy of the combination of amlodipine and valsartan in hypertensive patients uncontrolled on previous monotherapy. ASH, 2007

(2)          Ong KL, Cheung BMY, Man YB, et al. Prevalence, awareness, treatment, and control of hypertension among United States adults 1999–2004. Hypertension. 2007;49:69-75.

(3)          Diovan Web site. http://www.diovan.com/info/about/about_diovan.jsp. Accessed November 28, 2006.

(4)          Norvasc Web site. http://www.norvasc.com/high-blood-pressure-medicine/about-norvasc.asp?print=true. Accessed November 28, 2006.

(5)          World Heart Federation. http://www.worldheart.org/mission-myths-facts.php. Accessed May 8th 2007.

(6)          Chobanian et al. Seventh Report of the Joint National Committee on prevention, detection, evaluation, and treatment of high blood pressure.  Hypertension. 2003; 42: 12006 – 1251

(7)          Kearney et al. Global burden of hypertension: analysis of worldwide data. Lancet 2005; 365: 217-223

# # #

Novartis Media Relations

Vivienne Schneider

Novartis Pharma Communications

+41 61 324 6162 (direct)

+41 79 619 1335 (mobile)

vivienne.schneider@novartis.com

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)

+41 79 596 1408 (mobile)

john.gilardi@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International
Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Richard Jarvis	+41 61 324 4353

North America
Ronen Tamir	+1 212 830 2433
Arun Nadiga	+1 212 830 2444
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 21, 2007	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting